SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION
14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

WADDELL & REED FINANCIAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

930059100
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

DANIEL C. SCHULTE
SECRETARY
WADDELL & REED FINANCIAL, INC.
6300 LAMAR AVENUE
OVERLAND PARK, KANSAS 66202
TELEPHONE: (913) 236-2000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing persons)

COPIES TO:

ALAN J. BOGDANOW, ESQ.
VINSON & ELKINS L.L.P.
2001 ROSS AVENUE
SUITE 3700
DALLAS, TX 75201
TELEPHONE: (214) 220-7700

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*

Not Applicable	Not Applicable

*
No filing fee is required because this filing contains only preliminary communications made before commencement of a tender offer.

        ☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: None.

        Form or Registration No.: Not applicable.

        Filing Party: Not applicable.

        Date Filed: Not applicable.

        ☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐ third-party tender offer subject to Rule 14d-1.

        ☒ issuer tender offer subject to Rule 13e-4.

        ☐ going-private transaction subject to Rule 13e-3.

        ☐ amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202

News Release

Waddell & Reed Financial, Inc. Reports Third Quarter Adjusted Net Income of $21.7 Million and Adjusted Earnings per Share of $0.27

Overland Park, KS, October 24, 2002—Waddell & Reed Financial, Inc. (NYSE: WDR) today reported third quarter net income of $20.4 million, or $0.25 per diluted share. During the quarter, we recorded a $1.3 million, after-tax, special charge related to the previously disclosed NASD arbitration. This special charge reflects the probable payment of the compensatory portion of the award, which as a part of our legal strategy, we are no longer contesting on appeal. Excluding the special charge, adjusted net income was $21.7 million, or $0.27 per diluted share.

Net income for last year's third quarter was $20.4 million, or $0.25 per diluted share, including a special non-cash charge of $5.1 million, after-tax, taken for loans extended to financial advisors at the time of our initial public offering ("IPO"). At that time, the financial advisors were determined to have collectively met required productivity requirements such that the loans would not be collected. Additionally, beginning January 1, 2002, we stopped amortizing goodwill under provisions of new accounting guidance. Excluding goodwill amortization expense of $1.7 million and the after-tax non-cash charge of $5.1 million, last year's third quarter adjusted net income was $27.2 million, or $0.33 per diluted share.

On August 29, 2002, we announced our entrance into a definitive agreement to purchase Mackenzie Investment Management, Inc. ("MIMI"), a Florida-based U.S. investment management subsidiary of Toronto-based Mackenzie Financial Corporation ("MFC") and adviser of the Ivy Funds sold in the United States. The agreement has been approved by the boards of directors of Waddell & Reed, MIMI, and MFC. Based on the terms of the agreement, we will pay $30 million to purchase MIMI, plus the amount of excess working capital, subject to certain adjustments relating primarily to assets under management and excess working capital at closing. Closing is conditioned upon various factors, including among others, approval by MIMI's shareholders, shareholders of the Ivy Funds, and customary regulatory approvals. Pursuant to the conditions of the agreement, the Ivy Funds Board of Trustees has approved the new investment advisory agreements between the Ivy Funds and us that will become effective post-closing. Management expects this transaction to close by year-end of 2002 and to be immediately accretive to earnings beginning in 2003.

As part of the transaction, we will also enter into subadvisory and marketing agreements at closing that provide for MFC to extend the term of their existing subadvisory agreements with MIMI, and, by extension going forward, with Waddell & Reed Financial, Inc., thereby providing us additional investment management opportunities in Canada. We have been appointed subadvisor, effective November 4, 2002, for the U.S. small cap equity assets of the three share classes of Mackenzie Universal Select Managers Fund. The fund, a multi-manager fund distributed in Canada by MFC, had U.S. small cap assets of $171.1 million (U.S.) at September 30, 2002. We will receive subadvisory mandates for additional Universal Funds upon the closing of the acquisition.

"These transactions bring multiple benefits to Waddell & Reed, including substantial subadvisory assets and future subadvisory opportunities in Canada; broad U.S. retail distribution that will enhance our U.S. nonproprietary sales efforts; and investment management resources that will enrich our already deep team," said Keith A. Tucker, chairman and CEO of Waddell & Reed Financial, Inc.

During the third quarter, the market environment continued to be challenging as the S&P 500 plunged 18%, impacting not only our asset levels, but also sales of our mutual funds and variable products. Sales per advisor declined 24% sequentially. The number of financial advisors has continued to grow, up 8% from September 30, 2001 and 6% from the previous quarter. The number of financial plans, a leading indicator of sales, was down 7% from the second quarter, but continues to remain well ahead of last year's levels—up 24% overall. This indicates that clients remain interested in long-term investing, but are hesitant to commit additional capital in this uncertain market. Revenues generated from the sale of insurance grew 25% over the second quarter and 32% for the year, reflecting clients' interest in fixed annuities and term insurance products. While our principal sales focus is on investment products, our financial planning process—which incorporates the sale of insurance products—continues to help ensure that our financial advisors can attract sales across various market environments.

Although our redemption rate increased 0.8 percentage points over the previous quarter, it was as a result of lower average assets rather than increased redemptions. In fact, average assets decreased by 13% sequentially while the absolute dollar amount of redemptions decreased by 5%. Had assets remained unchanged, our quarterly redemption rate would have declined.

Relative performance of the Funds continues to be excellent as 75% of our equity funds ranked in the top half of their Lipper categories year to date, 65% for the last year and 93% for the last three years. As of September 30, 2002, Morningstar rates 71% of our equity funds and 82% of our equity assets for the current period and 78% of our equity funds and 91% of our equity assets for the last five years with 4 or 5 stars. This exemplary performance will continue to support existing and future nonproprietary sales efforts and should be helpful to us in garnering additional institutional assets.

Finally, in recognition of the accounting changes that are emerging for long-term incentive compensation, we have decided to significantly reduce our reliance on stock options in a manner designed to promote financial statement clarity and employee retention while reducing share dilution. The changes will be implemented in two steps:

  1.
  The regular annual stock option grant for 2002 will be materially reduced in favor of a restricted stock grant; and

  2.
  During the first quarter of 2003, employees will be given the choice to retain a substantial number of out-of-the-money stock options or to tender them for restricted stock as determined by the Compensation Committee of the Board based on recognized valuation techniques used to expense stock options.

The annual grants of restricted stock will be expensed over their vesting period. The option tender will result in immediate expense recognition in the first quarter of 2003 for shares of restricted stock issued as part of the tender.

It is anticipated that together, these steps will meaningfully reduce options outstanding, result in increased non-cash compensation charges in years subsequent to 2002 and promote employee retention. It has been determined that Keith A. Tucker, Chairman and Chief Executive Officer, will not be eligible to participate in the 2003 option tender.

Following is a brief analysis of changes in the major categories of operations. Schedules providing more detail are included in this release as well as on our corporate website at www.waddell.com.

Assets Under Management
(amounts in millions)

	3Q 02	3Q 01	% change	2Q 02	% change
Ending
Mutual Fund
Equity	$16,023	$20,440	-21.6%	$19,426	-17.5%
Fixed Income	4,005	3,337	20.0%	3,601	11.2%
Money Market	1,187	1,216	-2.4%	1,160	2.3%

Total	$21,215	$24,993	-15.1%	$24,187	-12.3%
Institutional and separate accounts	4,391	4,769	-7.9%	4,945	-11.2%

Total	$25,606	$29,762	-14.0%	$29,132	-12.1%

Strategic Portfolio Allocation*	$655	$191	242.9%	$706	-7.2%
	3Q 02	3Q 01	% change	2Q 02	% change
Average**
Mutual Funds
Equity	$17,395	$22,686	-23.3%	$20,915	-16.8%
Fixed Income	3,844	3,287	16.9%	3,574	7.6%
Money Market	1,174	1,164	0.9%	1,142	2.8%

Total	$22,413	$27,137	-17.4%	$25,631	-12.6%
Institutional and separate accounts	4,643	5,002	-7.2%	5,260	-11.7%

Total	$27,056	$32,139	-15.8%	$30,891	-12.4%

Strategic Portfolio Allocation*	$678	$92	637.0%	$683	-0.7%

*
Strategic Portfolio Allocation product ("SPA") assets are included within the applicable retail mutual fund category to which they relate, i.e. equity, fixed and/or money market.

**
Average calculated using daily ending balances for mutual funds and monthly ending balances for "institutional and separate accounts" and "SPA."

Management Fee Revenues

  3Q02 Over 3Q01: Down $8.7 million or 16.7%

  Management fee revenues from mutual funds declined $8.2 million, or 18%, due primarily to a 17% decrease in average mutual fund assets under management. Management fee rates declined slightly during the quarter to 66.7 basis points from 67.0 basis points in the same period last year. The long-term retail redemption rate rose to 11.4% in this year's third quarter from 7.9% in the same period last year. Management fees from institutional and separate accounts decreased $0.5 million, or 8%, as a result of the 7% decline in related average assets and a slight decline in institutional and separate account fee rates from 45.7 basis points to 45.3 basis points in this year's third quarter. Management fee rates declined as the proportion of total ending equity assets to total ending assets decreased from 84% at September 30, 2001 to 78% in the current period.

  3Q02 Over 2Q02: Down $6.2 million or 12.5%

  Management fee revenues from mutual funds declined $5.2 million, or 12%, slightly less than the 13% decline in related average assets under management due to one additional day in the third quarter compared to the second quarter. Mutual fund management fee rates declined to 66.7 basis points from 67.2 basis points. Although the long-term retail redemption rate rose to 11.4% in this year's third quarter from 10.6% in the second quarter, our third quarter long-term retail redemptions declined $34.5 million. The redemption rate increase was attributed solely to lower average assets in the third quarter due to market depreciation. Management fees from institutional and separate accounts decreased $0.9 million, or 14%, as a result of the 12% decline in related average assets and a decline in institutional and separate account fee rates from 47.2 basis points to 45.3 basis points in the third quarter.

Investment Product Sales
($ in millions; excludes The Legend Group sales, money market fund sales and sales at net asset value)

	3Q02	3Q01	% change	2Q02	% change
Front-end load sales (Class A)	$255.3	$297.5	-14.2%	$321.5	-20.6%
W&R Target funds (variable products)	120.0	277.6	-56.8%	149.6	-19.8%

Front-load product total	375.3	575.1	-34.7%	471.1	-20.3%

Back-end load sales (Class B)	43.4	53.6	-19.0%	57.0	-23.9%
Level-load sales (Class C)	24.3	24.4	-0.4%	29.5	-17.6%

Deferred-load product total	67.7	78.0	-13.2%	86.5	-21.7%

Total retail product sales	443.0	653.1	-32.2%	557.6	-20.6%
Institutional and separate accounts	231.0	443.3	-47.9%	274.4	-15.8%

Total investment product sales	$674.0	$1,096.4	-38.5%	$832.0	-19.0%

Underwriting and Distribution Fee Revenues

  3Q02 Over 3Q01: Down $5.0 million or 10.4%

  Revenues from front-load investment products, consisting primarily of commissions on Class A shares and variable annuity products, decreased $9.4 million, or 31%, largely due to the decrease in related front-load investment product sales of 35%. Commissionable variable annuity exchanges declined 81% from last year's third quarter. Excluding these exchanges for both periods, front-load sales declined 17%.

  Asset-based fee revenues earned on deferred-load products (Class B and Class C shares) declined $0.5 million, or 15%, directly corresponding to the 15% decline in related average assets under management.

  Offsetting these declines were increases in asset-based fee revenues earned on our Strategic Portfolio Allocation product ("SPA") introduced in July of 2001, which increased by $2.8 million in this year's third quarter, and increased commission revenues on insurance products of 42%, or $2.5 million, over the comparative period last year due to increased sales of fixed annuities and term insurance products.

  3Q02 Over 2Q02: Down $4.8 million or 10.0%

  Front-load investment product sales decreased 20% compared to the second quarter, leading to a decline in revenues from front-load investment products of $4.8 million, or 18%.

  Asset-based fee revenues earned on deferred-load products declined $0.4 million, or 12%, corresponding to the 13% decline in related average assets. Underwriting and distribution revenues generated by The Legend Group ("Legend") declined $1.3 million due primarily to lower sales volume in the third quarter, which is typical of their marketing to education professionals during the summer months. Partially offsetting these declines, commission revenues on the sale of insurance products increased 25%, or $1.7 million over the second quarter due to increased sales of fixed annuities and term insurance products.

Shareholder Service Fee Revenues

  3Q02 Over 3Q01: Up $1.5 million or 9.9%

  Service fee revenues increased due to an increase in the average number of shareholder accounts over last year's third quarter and increased per-account service fees that took effect in late 2001. The average number of shareholder accounts increased 5% to 2.19 million at September 30, 2002 from 2.08 million for the same period last year.

  3Q02 Over 2Q02: Down $0.3 million or 2.1%

  The average number of shareholder accounts remained relatively unchanged from the sequential quarter at 2.19 million. The decline in revenues was the primarily a result of a $0.2 million decline in custodial service fee revenue from Legend.

Underwriting and Distribution Expenses

  3Q02 Over 3Q01: Down $7.9 million or 15.0%

  In last year's third quarter, we recorded a special charge of $8.2 million pre-tax, or $5.1 million after-tax, for stock loans. This one-time, non-cash charge related to promissory notes that were extended to a select group of financial advisors and sales managers to facilitate their ownership of our stock at our IPO in March of 1998. The charge resulted from financial advisors and sales managers having collectively met the productivity requirements of the stock loan program, such that the notes would not be collected. Excluding this special charge, underwriting and distribution expenses were up $0.3 million, or 1%, due to indirect selling costs rising more than the decline in direct costs.

  Direct costs related to front-load proprietary investment product sales decreased $5.5 million or 31%, directly corresponding to the 31% decrease in front-load proprietary investment product revenue resulting from lower front-load proprietary investment product sales. Other than from front-load proprietary products, direct costs related to investment products (i.e. deferred-load mutual funds, SPA asset allocation, insurance, and direct selling costs of Legend) increased $2.9 million. This increase was primarily attributable to increased advisor payout expenses for SPA asset-based fees and insurance products, resulting from the increase in revenues these products generated. The third quarter of 2001 was the first full quarter that the SPA product was offered.

  Excluding last year's special charge discussed above, indirect selling costs increased $2.9 million from last year's third quarter due to increased expenditures for technology, field office space rent, advisor health insurance and other benefit costs, and certain compensation related to the support of our sales force, as well as lower Rule 12b-1 expense reimbursements received from the Funds.

  Excluding last year's special charge for stock loans, our distribution margin declined from 8.0% in last year's third quarter to -3.3% for this year's third quarter primarily due to a decrease in sales and an increase in indirect costs. Without third-party distribution costs, our proprietary distribution margin declined from 9.0% for last year's third quarter (excluding the special charge for stock loans) to -2.1% for this year's third quarter.

  3Q02 Over 2Q02: Down $3.8 million or 7.9%

  Direct costs related to front-load proprietary investment product sales decreased $2.8 million or 18%, directly corresponding to the 18% decrease in front-load proprietary investment product revenue resulting from lower front-load proprietary investment product sales. Other than from front-load proprietary products, direct costs related to investment products (i.e. deferred-load mutual funds, SPA asset allocation, insurance, and direct selling costs of Legend) increased $0.2 million. Increases in advisor payout expenses for insurance products were partially offset by decreases in direct costs related to deferred-load products. Indirect costs decreased $1.3 million as a result of lower sales program expenditures, advertising and marketing costs, and lower indirect selling costs incurred by Legend.

  Our distribution margin declined from -1.0% in the second quarter to -3.3% for this year's third quarter. Without third-party distribution costs, our proprietary distribution margin declined from 0.1% in the second quarter to -2.1% in the third quarter.

Other Operating Expenses

  3Q02 Over 3Q01: Compensation and related costs down $1.2 million or 8.2%; General and administrative costs up $2.5 million or 30.6%

  Lower accruals for bonus and incentive compensation were slightly offset by increased expected costs related to retirement benefits over last year's comparable period. Incentive and bonus compensation, pension costs, and health insurance costs are estimated and accrued during the year and adjusted on a quarterly basis as more information becomes available.

  General and administrative expenses were up $2.5 million over last year's third quarter due largely to a $2.0 million pre-tax special charge recorded for the estimated cost of the probable payment of the compensatory damage portion of the award against us in the NASD arbitration. This charge was taken in the third quarter when we made the strategic legal decision to no longer appeal the compensatory damage and attorney's fees portion of the award after it was reduced from $2.5 million to $1.8 million by the New York Supreme Court. The inclusion of pre- and post-judgment interest on this amount increased the total charge to $2.0 million. Interest will continue to accrue at the rate of 9% per annum until the appeal process is complete. This decision was made at the time our appeal briefs were filed with the Appellate Division of the New York Supreme Court in September and reflects our strategy to focus on contesting the related punitive damage award of $25.0 million. No charge has been recorded for the $25.0 million punitive damage award since, in the opinion of management, the size and probability of the punitive damage award on appeal, if any, is unknown and not reasonably determinable. Oral arguments before the Appellate Division of the New York Supreme Court are currently scheduled for November 6th of this year.

  3Q02 Over 2Q02: Compensation and related costs down $2.5 million or 16.0%; General and administrative costs up $2.1 million or 24.5%

  In the third quarter, regular quarterly adjustments to incentive compensation and deferred compensation tied to market performance resulted in a decrease in expense, while in the first two quarters of this year these had resulted in an increase in expense. Incentive and bonus compensation, pension costs, and health insurance costs are estimated and accrued during the year and adjusted on a quarterly basis as more information becomes available.

  General and administrative costs were up $2.1 million due primarily to a $2.0 million pre-tax special charge recorded for the estimated cost of the probable payment of the compensatory damage portion of the award against us in the NASD arbitration discussed above.

Stock Repurchase Program

  Since January 2002, we have repurchased 706,632 common shares at an aggregate cost, including commissions, of $16.2 million. Of this amount, 234,400 common shares were acquired in the third quarter. The average price per share for third quarter share repurchases was $18.45. To date, we have repurchased 24.8 million shares, or 25% of the shares outstanding at the time of our initial public offering.

WADDELL & REED FINANCIAL, INC.
Schedule of Selected Operating Data
(Amounts in thousands except for per share data)

	Three Months Ended September 30,
			% Change	Three Months Ended June 30, 2002	% Change
	2002	2001
Operating Revenues:
Investment management fees	$43,199	$51,857	-16.7	$49,358	-12.5
Underwriting & distribution fees	43,221	48,212	-10.4	48,018	-10.0
Shareholder service fees	16,321	14,855	9.9	16,669	-2.1

Total operating revenues	102,741	114,924	-10.6	114,045	-9.9
Operating Expenses:
Underwriting and distribution:
Excluding special charge(1)	44,664	44,346	0.7	48,495	-7.9
Special charge	—	8,196	N/A	—	N/A
Compensation and related costs	13,186	14,371	-8.2	15,695	-16.0
General and administrative
Excluding special charge(2)	8,707	8,201	6.2	8,597	1.3
Special charge	2,000	—	N/A	—	N/A
Depreciation	1,642	1,441	13.9	1,595	2.9

Total operating expense	70,199	76,555	-8.3	74,382	-5.6
Other Income (Expense):
Investment & other income	1,220	893	36.6	1,064	14.7
Interest expense	(2,980)	(4,549)	-34.5	(2,649)	12.5
Amortization of goodwill	—	(1,662)	N/A	—	N/A

Total other income (expense)	(1,760)	(5,318)	-66.9	(1,585)	11.0

Income before taxes	30,782	33,051	-6.9	38,078	-19.2
Provision for taxes	10,351	12,623	-18.0	12,816	-19.2

Net income	$20,431	$20,428	0.0	$25,262	-19.1

Net income per share—diluted	$0.25	$0.25	0.0	$0.31	-19.4
Adjusted net income per share—diluted(3)	$0.27	$0.33	-18.1	$0.31	-12.9
Weighted average number of shares outstanding—diluted	81,073	83,005	-2.3	82,304	-1.5
Operating margin(1)(2)	33.6%	40.5%		34.8%
Distribution margin(1)	-3.3%	8.0%		-1.0%
Proprietary distribution margin(4)	-2.1%	9.0%		0.1%

(1)
Excludes special charge for stock loans taken in the third quarter of 2001.

(2)
Excludes special charge for arbitration taken in the third quarter of 2002.

(3)
Excludes 2001 goodwill amortization, 2001 special charge for stock loans, and 2002 special charge for arbitration.

(4)
Excludes third party distribution costs in all periods and the third quarter 2001 special charge for stock loans.

Other Items

	3Q 02	3Q 01	% change	2Q 02	% change
Redemption Rates—Long-term
Retail	11.4%	7.9%		10.6%
Total	12.1%	8.6%		11.2%
Sales per advisor (000s)***
Total	136	216	-37.0%	180	-24.4%
2+ Years *	167	325	-48.6%	227	-26.4%
0 to 2 Years **	30	54	-44.4%	50	-40.0%
Other	229	29	689.7%	201	13.9%
Gross production per advisors (000s)	11.0	13.5	-18.5%	12.8	-14.1%
Number of financial advisors ***	3,341	3,096	7.9%	3,163	5.6%
Average number of financial advisors***	3,267	3,028	7.9%	3,093	5.6%
Number of shareholder accounts	2,192,808	2,093,430	4.7%	2,199,575	-0.3%

*
Advisors licensed with the Company for two or more years.

**
Advisors licensed with the Company for less than two years.

***
Excludes Legend Retirement Advisors

Waddell & Reed Financial, Inc.
Change in Assets (includes money market funds)
(Millions)

		Institutional
	Retail	Y Shares	Separate Accounts	Total
September 30, 2002 QTD
Beginning Assets	$23,862.3	$324.3	$4,945.2	$29,131.8
Sales (net of sales charges) [1]	666.7	37.9	193.1	897.7
Redemptions [1]	(980.6)	(46.5)	(192.7)	(1,219.8)

Net Sales [1]	(313.9)	(8.6)	0.4	(322.1)
Net Exchanges and Adjustments	39.1	(42.2)	0.0	(3.1)
Reinvested Dividends and Capital Gains	55.4	0.6	23.8	79.8

Net Flows	(219.4)	(50.2)	24.2	(245.4)
Market Appreciation/(Depreciation)	(2,666.5)	(36.3)	(578.1)	(3,280.9)

Ending Assets	$20,976.4	$237.8	$4,391.3	$25,605.5

June 30, 2002 QTD
Beginning Assets	$26,449.0	$437.5	$5,457.7	$32,344.2
Sales (net of sales charges) [1]	880.7	8.7	265.7	1,155.1
Redemptions [1]	(1,052.0)	(44.1)	(276.4)	(1,372.5)

Net Sales [1]	(171.3)	(35.4)	(10.7)	(217.4)
Net Exchanges and Adjustments	30.4	(37.2)	0.0	(6.8)
Reinvested Dividends and Capital Gains	54.9	0.9	32.4	88.2

Net Flows	(86.0)	(71.7)	21.7	(136.0)
Market Appreciation/(Depreciation)	(2,500.7)	(41.5)	(534.2)	(3,076.4)

Ending Assets	$23,862.3	$324.3	$4,945.2	$29,131.8

September 30, 2001 QTD
Beginning Assets	$28,252.8	$415.5	$5,186.4	$33,854.7
Sales (net of sales charges)[1]	861.2	38.0	405.3	1,304.5
Redemptions [1]	(974.3)	(49.7)	(202.5)	(1,226.5)

Net Sales [1]	(113.1)	(11.7)	202.8	78.0
Net Exchanges and Adjustments	21.1	(28.7)	0.0	(7.6)
Reinvested Dividends and Capital Gains	60.0	0.6	24.2	84.8

Net Flows	(32.0)	(39.8)	227.0	155.2
Market Appreciation/(Depreciation)	(3,539.8)	(63.8)	(644.4)	(4,248.0)

Ending Assets	$24,681.0	$311.9	$4,769.0	$29,761.9

[1]
"Third-party" efforts generated $127.9 million, $191.5 million, and $301.9 million of gross sales and $37.8 million, $91.3 million, and $273.6 million of net sales for the third and second quarters of 2002 and the third quarter of 2001, respectively, which appear partially in all of the columns.

Forward-looking Statements

The statements in this press release or made in the related earnings conference call relating to matters that are not historical facts are forward-looking statements based on management's belief and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Such differences could be caused by a number of factors including, but not limited to, a risk that the expected benefits from the expansion of our distribution channels may not be as beneficial as anticipated, adverse results of litigation, acts of terrorism and/or war, less favorable economic and market conditions including our cost to finance the company, the risk that the intended results of our changes to long-term incentive compensation may not meet our expectations, and other risks as set out in the reports we have filed with the SEC. Should one or more of these risks materialize or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. We assume no duty to publicly update or revise such statements, whether as a result of new information, future events or otherwise.

Earnings Conference Call

Members of the investment community and the general public are invited to listen to a live webcast of our earnings release conference call today, October 24, 2002 at 10:00 a.m. Eastern. During this call, Keith A. Tucker, Chairman and CEO, will review our third quarter's results. Live access to the teleconference will be available on the corporate section of our website at www.waddell.com. A webcast replay will be made available shortly after the call through November 22nd.

Contacts

Investor Contact:
John Sundeen, Chief Financial Officer, (913) 236-1810, jsundeen@waddell.com

Nicole McIntosh, Investor Relations Manager, (913) 236-1880, Investorrelations@waddell.com, Toll Free: (800) 532-2757

Press Contact:
Thomas W. Butch, Chief Marketing Officer, (913) 236-1944, tbutch@waddell.com

To invest in mutual funds, call (888) WADDELL, or visit www.waddell.com. Past performance is no guarantee of future results. Please invest carefully.